

CABOT LODGE SECURITIES, LLC

FINANCIAL STATEMENT
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025

Public Document

Filed as Public Document Pursuant to Rule 17a-5(d)

of the Securities Exchange Act of 1934

SEC I.D. 8-69009

CABOT LODGE SECURITIES, LLC
December 31, 2025

TABLE OF CONTENTS


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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers of
Cabot Lodge Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cabot Lodge Securities, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2021.

Chicago, Illinois
February 24, 2026

CABOT LODGE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2025
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$	674,170
Clearing deposits		230,000
Due from clearing firm and other broker-dealers		294,730
Receivables from registered representatives and others, net		320,814
Receivables from affiliates		36,546
Fixed assets, net		11,565
Prepaid expenses		48,103
Security deposits		2,324
TOTAL ASSETS	$	1,618,252

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Commissions payable	$	462,750
Accounts payable and accrued expenses		355,304
Due to affiliates		50,985
Other liabilities		3,480
TOTAL LIABILITIES		872,519
Member's equity		745,733
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,618,252

The accompanying notes are an integral part of this statement.

1.   **ORGANIZATION AND NATURE OF BUSINESS**

Cabot Lodge Securities, LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware in October 2011. The Company commenced operations on August 8, 2012. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and operates under a membership agreement with the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company operates under SEC Rule 15c3-3(k)(2)(ii), whereby a clearing broker-dealer performs clearing functions for all broker-dealer transactions with customers and brokers and dealers on a fully disclosed basis. The Company also has agreements for clearing functions with other various mutual funds and variable annuity brokers. The Company's customers are located across the United States. The Company receives commissions on trades that are facilitated through the clearing broker-dealer and other brokers. The accounting and reporting policies of the Company conform to United States generally accepted accounting principles ("U.S. GAAP").

The Company is a wholly-owned subsidiary of PKS Holdings, LLC (the "Parent Company"), which in turn is a wholly-owned subsidiary of Wentworth Management Services, LLC (dba, Binah Management Services, LLC "BMS").

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist primarily of cash on deposit and money market funds, all of which have original maturities of three months or less. The Company regularly maintains cash balances that exceed Federal Deposit Insurance Corporation limits. The Company has not experienced any losses and believes it is not exposed to any significant credit risk from cash.

Due from Clearing Firm and Other Broker-Dealers
Receivables due from the clearing firm and other brokers-dealers are generally collected in full in the month following their accrual. No allowance was deemed necessary by management as of December 31, 2025.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Receivables from Registered Representatives and Others and Allowances for Credit Losses

Accounts receivable consists of unconditional amounts due for services rendered and are reported at amortized cost. All receivables are uncollateralized.

Financial Instruments – Credit Losses. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 326-20, *Financial Instruments – Credit Losses.* FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense, if applicable. The Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. As of December 31, 2025 the Company had a $25,000 allowance for any potential credit losses.

Leases

The Company accounts for its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in several noncancelable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and right of use ("ROU") asset at the commencement date of the lease.

ROU assets. A lessee's ROU asset is measured at the commencement date at the amount of the initially measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received; plus any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (that is, present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Lease Liabilities. A lease liability is measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate and are measured using the index or rate at the commencement date. Lease payments, including variable payments based on an index rate, are remeasured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract), (2) certain contingencies related to the variable lease payments are resolved, or (3) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee. The discount rate is the implicit rate if it is readily determinable; otherwise, the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable; accordingly, the Company uses it incremental rate based on the information available at the commencement date for each lease. The Company's incremental borrowing rate for a lease is the rate of interest it would pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect the differences in the amount collateral and the payment terms of the leases.

Accounting policy election for short-term leases. The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

Contingent Liabilities

The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates potential losses become probable and can be reasonably estimated. Whether a potential loss is probable and can be reasonably estimated is based upon currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. When a potential loss is probable and the loss or range of loss can be estimated, the Company will accrue the most likely amount within that range. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of potential loss is not possible, or for which a potential loss is not determined to be probable. The determination of these liability amounts requires significant judgment on the part of management. See Note 7 for additional information.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Revenue from Contracts with Customers
The Company recognizes revenue from contracts with customers following a five-step model to (a) identify the contract(s) with a customer (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company's revenue from contracts with customers includes commission income from brokerage offerings consisting primarily of mutual funds, variable annuity products, and individual financial securities. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission Income
The Company buys and sells securities with or on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. The Company's performance obligation with respect to commission trades is to execute a trade order once entered. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. Trade modifications are treated as a new standalone transaction. Given that each unfulfilled trade is terminable at will based on terms and conditions of each customer agreement, the performance obligations are fulfilled on the trade date, with related execution costs being recognized at the same time.

The Company enters arrangements with investment funds (and similar products) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund, or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such, this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date, and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome the constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Commission expenses and related clearing expenses are recorded on a trade-date basis and when performance obligations in generating the commissions have been substantially completed.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Trail Income
Revenues are also comprised of commission-based products for which the Company and its registered representatives receive an upfront commission and for certain products, a trailing commission. Brokerage offerings include mutual funds, variable and fixed annuities, retirement and 529 education saving plans. The Company earns trail fee income through providing services related to mutual and other funds and variable annuities. These fees are based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the annuity contract. Trailing income is generally received monthly or quarterly while the customer holds the investment or holds the contract. As these trailing fees are based on factors outside of the Company's control, including market movements and client behavior, such revenue is recognized when it is probable that a significant reversal will not occur. The Company also earns commissions from best efforts placements of securities offerings in which the Company acts as a selling group participant.

The Company does not carry accounts for customers or perform custodial functions related to securities.

Other Revenue
Other revenues consist primarily of investment banking fees and consulting fees for investment banking activities and private placement offerings. The Company serves as a financial advisor for business entities that want to raise funds through a sale of securities on a best efforts basis. In some cases, the Company acts as the lead selling agent. In those situations, the Company recognizes revenue at a point in time for the Company's portion of the selling agent fees. Consulting fees related to these types of transactions are generally earned over a period of time, and are generally recognized in even amounts on a monthly basis over the expected period for the respective engagement. Direct costs related to the consulting fees are recognized as incurred. Generally, contracts for both investment banking and consulting services call for monthly fixed payments that are recognized monthly as the performance obligations are simultaneously provided by the Company and consumed by the customer. Certain contracts also call for upfront payments related to the initial transaction and upon closing of transactions which are accrued and recognized at the point in time that performance under the arrangement is completed or at points in time when milestones are completed.

Contract Balances
The timing of revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and there is an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenues (a contract liability) until the performance obligations are satisfied. As of December 31, 2025 the Company had receivables from contracts with customers totaling $320,814. As of December 31, 2025 the Company had no contract liabilities.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Income Taxes

The Company is a Delaware single member limited liability company ("LLC") for federal, state and local income tax purposes. As such, the Company is a disregarded entity for income tax purposes and does not record a provision for income taxes, pursuant to FASB ASC 740, *Income taxes*. Accordingly, no provision or liability for federal or state income taxes has been included in the financial statement.

The Company has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing.

3.   NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and has elected the basic method allowed by Rule 15c3-1. This requires the Company to maintain a net capital equal to the greater of $5,000 or 6.67% of the aggregate indebtedness, and both as defined, shall not exceed 15 to 1.

The Company had net capital of $341,604 as of December 31, 2025. The Company had net capital of $283,436 in excess of its required net capital of $58,168 as of December 31, 2025. The Company's net capital ratio was 2.6 to 1 as of December 31, 2025.

4.   FULLY DISCLOSED CLEARING AGREEMENTS

During the year ended December 31, 2025, the Company cleared customer transactions through its fully disclosed agreements with RBC Capital Markets and Raymond James & Associates. Both are New York Stock Exchange member firms, and, therefore, the Company operates pursuant to exemptions contained in Rule 15c3-3 of the Securities and Exchange Act of 1934. As of December 31, 2025, the Company maintained clearing deposits in the aggregate of $230,000. As of December 31, 2025, commission and fees due from clearing brokers was $185,483 and is included in the Due from clearing firm and other broker-dealers line of the Statement of Financial Condition.

5. **CONCENTRATION OF CREDIT RISK**

Financial instruments that subject the Company to credit risk consist principally of receivables and cash and cash equivalents. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its counterparties and, based upon factors surrounding the credit risk of its counterparties, establishes an allowance for credit losses and, consequently, believes that its receivables credit risk exposure beyond such allowances is limited.

6. **RELATED PARTY TRANSACTIONS**

Expense Sharing
The Company follows NASD Notice to Members 03-63 regarding expense sharing agreements and records its share of all operational costs and expenses in accordance with U.S. GAAP.

The Company has an expense sharing agreement with the Parent Company and BMS. Under the expense sharing agreement, the Parent Company and BMS have agreed to cover various operational costs and expenses and provide management services to the Company, and the Company has agreed to reimburse the Parent Company for all direct and indirect expenses paid or otherwise incurred by the Parent Company and/or BMS on its behalf. As of December 31, 2025, the Company was owed $6,546 from the Parent Company on this agreement.

The Company has expense sharing agreements with certain affiliates, whereby certain operational costs of the Company are allocated to the affiliates on a reasonable and consistent basis. Reimbursable amounts determined under these expense sharing agreements are recorded as a receivable from affiliates and a corresponding reduction of the expense category. As of December 31, 2025, the Company was not owed any amounts from affiliates on these agreements.

Additionally, the Company has expense sharing agreements with certain affiliates whereby the affiliates allocate certain operational costs to the Company on a reasonable and consistent basis. Reimbursable amounts determined under these expense sharing agreements are recorded as a payable to affiliates and a corresponding increase in the expense category. As of December 31, 2025, the Company owed $50,985 to affiliates on these agreements.

Effective January 1, 2025 the Company entered into a Management Services Agreement ("MSA") with BMS whereby BMS will provide personnel and payroll management services to the Company. In accordance with the MSA, expenses related to payroll and benefits are allocated to the Company. The allocation of compensation and benefits is based upon the specific personnel assigned to the Company as well as other personnel providing services to the Company. The allocation methodology includes a direct allocation for personnel assigned to the

6.   RELATED PARTY TRANSACTIONS, continued

Company and additional allocation for certain personnel based upon various factors including job responsibilities and estimated amount of time associated with the Company. In exchange for the personnel management services provided by BMS, the Company pays a Service Fee, as defined in the MSA, to BMS. Such Service Fee is based upon several factors and estimates including, among other things, the total amount of compensation and benefits allocated to the Company. The Service Fee may be adjusted on an annual basis with 30 days prior written notice.

Insurance Coverage
The Company purchases certain of its insurance coverage against errors and omissions risk from a related company that is a wholly owned subsidiary of the Parent Company and is licensed and regulated under the laws of the British Virgin Islands.

Advances
As of December 31, 2025, the Company had an outstanding receivable of $30,000, which is included in Receivables from affiliates on the Statement of Financial Condition, from CL Fund Management NJ Inc., which is an affiliated holding company for investments in managed funds. CL Fund Management NJ Inc. is controlled by a principal shareholder of an entity that is the indirect owner of the Company.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

Retirement Plan
The Company participates in the 401(k) plan sponsored by its Parent, BMS. Contributions to the plan by the Company are limited to a maximum of 3.5% of employee compensation and are based upon employee contributions. Employees must be 21 years of age and employed for 3 months to participate.

7.   COMMITMENTS AND CONTINGENCIES

Indemnifications
In the normal course of its business, the Company indemnifies and guarantees its clearing brokers against specified potential losses in connection with their acting as an agent of, providing services to the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

7.   **COMMITMENTS AND CONTINGENCIES, continued**

Litigation

The Company is a defendant or respondent in various legal actions, including arbitrations, class actions and other litigation, arising in connection with the Company's activities as a broker-dealer.   These matters arise in the normal course of business and the Company intends to vigorously defend itself in these actions.

The Company reviews its legal proceedings, claims, disputes, or investigations on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. In accordance with such guidance, the Company establishes accruals for such matters when potential losses become probable and can be reasonably estimated. If the Company determines that a loss is reasonably possible and the loss or range of loss can be estimated, the Company discloses the possible loss in the financial statement.

A number of factors contribute to Company's determination of whether a loss is reasonably possible and if the loss or range of loss can be estimated, including, but not limited to: the proceeding is in its early stages; the damages sought are unspecified, unsupported or uncertain; it is unclear whether a case brought as a class action will be allowed to proceed on that basis; the other party is seeking relief other than or in addition to compensatory damages; the matters present significant legal uncertainties; we have not engaged in settlement discussions; discovery is not complete; there are significant facts in dispute; and numerous parties are named as defendants (including where it is uncertain how liability might be shared among defendants).

The Company believes, based upon current information, that the outcome of any such legal proceeding, claim, dispute, or investigation will not have a material effect on the Company's financial position, results of operations or cash flows. However, the actual outcomes of such legal proceedings, claims, disputes, or investigations could be material to the Company's operating results and cash flows for a particular future period as additional information is obtained.

8.   **SUBSEQUENT EVENTS**

Management has evaluated all subsequent events through the date the accompanying financial statements were issued.